EXHIBIT A

TWO ROADS SHARED TRUST

CLASS R

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: April 20, 2015

Fund Name	Distribution Fee Rate	Shareholder Servicing Fee Rate
Modern Technology Fund (f/k/a Belvedere Alternative Income Fund)	0.25%	0.25%
Anfield Universal Fixed Income Fund	0.25%	0.25%
West Shore Real Return Income Fund	0.25%	0.25%
Larkin Point Equity Preservation Fund	0.25%	0.25%
Affinity Small Cap Fund	0.25%	0.25%
Hanlon Managed Income Fund	0.25%	0.25%
Hanlon Tactical Dividend and Momentum Fund	0.25%	0.25%